SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS
WILL H. CAI ^	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
ANDREW L. FOSTER *		HOUSTON
BRADLEY A. KLEIN ˜	TEL: (852) 3740-4700	LOS ANGELES
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	NEW YORK
EDWARD H.P. LAM ♦*	www.skadden.com	PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
CLIVE W. ROUGH ♦
JONATHAN B. STONE *		BEIJING
BRUSSELS
FRANKFURT
^ (ALSO ADMITTED IN CALIFORNIA)		LONDON
♦(ALSO ADMITTED IN ENGLAND & WALES)		MOSCOW
˜ (ALSO ADMITTED IN ILLINOIS)		MUNICH
*(ALSO ADMITTED IN NEW YORK)		PARIS
SÃO PAULO
REGISTERED FOREIGN LAWYER		SEOUL
Z. JULIE GAO (CALIFORNIA)		SHANGHAI
SINGAPORE
TOKYO
TORONTO

November 21, 2018

VIA EDGAR

Ms. Lory Empie

Ms. Cara Lubit

Mr. Christopher Dunham

Mr. Michael Clampitt

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 360 Finance, Inc. (CIK No. No. 0001741530)
Response to the Staff’s Comments on

Amendment No. 1 to Registration Statement on Form F-1 Filed on November 6, 2018, 2018

Dear Ms. Empie, Ms. Lubit, Mr. Dunham and Mr. Clampitt:

On behalf of our client, 360 Finance, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby set forth the Company’s supplemental responses to the comments contained in the letter form the staff of the Commission (the “Staff”) dated November 16, 2018.

The response is in addition to our correspondences dated November 20, 2018. The Staff’s comment is repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 1 to Form F-1

Notes to the Unaudited Condensed Combined and Consolidated Financial Statements...

9. Ordinary Shares and Preferred Shares, page F-60

1.                                      We note your disclosures on pages F-61 and F-62 regarding the Series A and A+ convertible redeemable preferred shares. Please enhance your disclosures to describe with more detail how you determined the accounting treatment and the amount of the deemed dividend that you recognized as a result of the September 2018 reorganization.

The Company respectfully submits to the Staff that the Company accounted for the Series A and A+ preferred shares as a new issuance instead of a modification of the original equity shares with preference right due to the following considerations:

1) The legal form is different. Before the Reorganization, the equity interest that preferred shareholders held in Qibutianxia was in the form of paid-in-capital with preference rights set forth in the shareholder agreements. After the Reorganization, the legal form in the Company is convertible redeemable preferred shares.

2) The preference rights are not exactly the same. The preference rights that Series A and A+ preferred shareholders received in Qibutianxia was mainly liquidation preference and redemption right. After the Reorganization, the conversion right into ordinary share was added to the preference rights. Moreover, given the series A and A+ preferred shareholders continue to enjoy the same liquidation preference and redemption rights at Qibutianxia, and the liquidation value and redemption value of the preferred shares at the Company level were not proportionately adjusted according to the value of the carve-out entities of Qiyu, Fuzhou Microcredit and Fuzhou Guarantee (“Carve-out Entities”) to the value of Qibutianxia, these preferred shareholders obtained additional benefits through the Reorganization.

Based on the above, the Company concluded the issuance of the Series A and A+ preferred shares is more akin to an “extinguishment” rather than a “modification” and accounted for the Series A and A+ preferred shares as a new issuance initially at fair value and engaged an independent valuation firm to assist with the valuation.

In determining the deemed dividend for EPS purpose, the Company refers to ASC 260-10-S99-2 which provides guidance on the accounting for extinguishment of equity-classified preferred stock. Under that guidance, the difference between the fair value and the carrying amount of the preferred stock is treated as a return to the holder of the preferred stock in a manner similar to the dividend paid on preferred stock. Because the equity interests with preference rights before the Reorganization were made into Qibutianxia by different tranches at different dates with the first tranche occurring before the establishment of the Carve-out Entities, and there was no pre-agreed allocation ratio to the Carve-out Entities, it becomes very judgmental to determine the book value of the equity interests with preference rights that are proportional to the Carve-out Entities. The Company therefore does not believe it practical to determine a reasonable number as the carrying amount of the parent company’s investment attributable to the preferred shareholders. In addition, the Company did not receive any cash consideration from the issuance of the Series A and A+ convertible redeemable preferred shares as part of the Reorganization. Therefore, the Company recorded the entire amount of fair value of Series A and A+ preferred shares to mezzanine equity by charging against equity. Furthermore, because the Company did not have retained earnings at the reorganization date, the fair value of Series A and A+ preferred shares was first charged against additional paid-in capital until it was exhausted and the rest was charged to accumulated deficit.

In response to the Staff’s comments, the Company proposes to revise the disclosure on page F-62 of the registration statement as follows:

“~~As the Series A convertible redeemable preferred shares and Series A+ convertible redeemable preferred shares~~ The Company treated the issuance of Series A and A+ convertible redeemable preferred shares as new issuance and an extinguishment of the equity interest with preference rights existing before the Reorganization as the legal form between the two is different and the preference rights received were not exactly the same before and after the Reorganization. Accordingly, the Series A and A+ convertible redeemable preferred shares were recorded at fair value. In addition, as they were issued as part of the Reorganization with no cash consideration, ~~the Company~~ and the carrying amount of the equity interest with preference rights over the carve-out entities of Qiyu, Fuzhou Microcredit and Fuzhou Guarantee is not practically determinable, the Company accounted for the ~~issuance of Series A and A+ convertible redeemable preferred shares~~ entire fair value in the manner as deemed dividends to Series A and A+ preferred shareholders ~~and charged the fair value of the convertible redeemable preferred shares against retained earnings or, in the absence of retained earnings,~~ by charging against equity. Since the Company did not have retained earnings at the reorganization date, the fair value of Series A and A+ preferred shares was first charged against additional paid-in capital~~.~~ until it was exhausted and the rest was charged to accumulated deficit. The changes in equity related to the recognition of Series A and A+ convertible redeemable preferred shares is disclosed in the unaudited condensed combined and consolidated statement of changes in shareholders’ equity.”

The Company plans to file an amendment to Registration Statement on Form F-1 to include the proposed disclosure set forth above and any additional comments the Staff may have with respect to this comment.

If you have any questions regarding the Company’s registration statement on Form F-1, please contact the undersigned by phone at +852 3740-4891 or via e-mail at will.cai@skadden.com, or Kevin Lin, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2196 or via email at kelin@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Will H. Cai

Enclosures.

cc:                                Jun Xu, Chief Executive Officer, 360 Finance, Inc.

Jiang Wu, Chief Financial Officer, 360 Finance, Inc.

Peter X. Huang, Esq., Partner, Skadden, Arps. Slate, Meagher & Flom LLP

Kevin Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP